RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

17 July 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

[redacted]

08003949

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the Status Report on Resorts World Bhd's ("RWB") ADR Programme as of 30 June 2008 for filing pursuant to exemption no. 82-3229 granted to RWB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
JUL 25 2008
THOMSON REUTERS

RECEIVED
2008 JUL 22 A 8:4

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

7/23

Exemption No. 82-3229

RESORTS WORLD BHD. ("RWB")

AMERICAN DEPOSITORY RECEIPT PROGRAMME OF RWB (REGISTERED AS LEVEL I AMERICAN DEPOSITARY RECEIPT

STATUS REPORT AS OF 30 JUNE 2008

	Number	Name	Percentage of securities against issued and paid-up capital of RWB
Custodian	1	Citibank Berhad, Kuala Lumpur (Local Custodian)	
Securities	2,907,825		0.05%

END